Exhibit 99.3

Q3	Supplementary Financial Information Third Quarter 2022

BCE Investor Relations
Thane Fotopoulos 514-870-4619 thane.fotopoulos@bell.ca

BCE (1)

Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q3 2022	Q3 2021	$ change	% change	YTD 2022	YTD 2021	$ change	% change
Operating revenues
Service	5,193	5,099	94	1.8%	15,603	15,107	496	3.3%
Product	831	737	94	12.8%	2,132	2,133	(1)	-
Total operating revenues	6,024	5,836	188	3.2%	17,735	17,240	495	2.9%
Operating costs	(3,436)	(3,278)	(158)	(4.8%)	(9,973)	(9,777)	(196)	(2.0%)
Adjusted EBITDA (A)	2,588	2,558	30	1.2%	7,762	7,463	299	4.0%

Adjusted EBITDA margin (B)(4)	43.0%	43.8%		(0.8) pts	43.8%	43.3%		0.5 pts
Severance, acquisition and other costs	(22)	(50)	28	56.0%	(75)	(146)	71	48.6%
Depreciation	(914)	(902)	(12)	(1.3%)	(2,738)	(2,702)	(36)	(1.3%)
Amortization	(267)	(245)	(22)	(9.0%)	(793)	(731)	(62)	(8.5%)
Finance costs
Interest expense	(298)	(272)	(26)	(9.6%)	(827)	(807)	(20)	(2.5%)
Net return (interest) on post-employment benefit plans	13	(5)	18	n.m.	38	(15)	53	n.m.
Impairment of assets	(21)	-	(21)	n.m.	(129)	(167)	38	22.8%
Other (expense) income	(130)	35	(165)	n.m.	(134)	134	(268)	n.m.
Income taxes	(178)	(306)	128	41.8%	(745)	(795)	50	6.3%
Net earnings	771	813	(42)	(5.2%)	2,359	2,234	125	5.6%

Net earnings attributable to:
Common shareholders	715	757	(42)	(5.5%)	2,188	2,084	104	5.0%
Preferred shareholders	39	34	5	14.7%	108	98	10	10.2%
Non-controlling interest	17	22	(5)	(22.7%)	63	52	11	21.2%
Net earnings	771	813	(42)	(5.2%)	2,359	2,234	125	5.6%

Net earnings per common share - basic and diluted	$0.78	$0.83	$(0.05)	(6.0%)	$2.40	$2.30	$0.10	4.3%

Dividends per common share	$0.9200	$0.8750	$0.0450	5.1%	$2.7600	$2.6250	$0.1350	5.1%

Weighted average number of common shares outstanding - basic (millions)	911.9	906.9			911.3	905.5
Weighted average number of common shares outstanding - diluted (millions)	912.3	907.6			911.9	905.7
Number of common shares outstanding (millions)	911.9	908.8			911.9	908.8

Adjusted net earnings and adjusted EPS
Net earnings attributable to common shareholders	715	757	(42)	(5.5%)	2,188	2,084	104	5.0%

Reconciling items:

Severance, acquisition and other costs	22	50	(28)	(56.0%)	75	146	(71)	(48.6%)
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	74	(61)	135	n.m.	80	(221)	301	n.m.
Net equity losses on investment in associates and joint ventures	-	-	-	-	42	14	28	n.m.
Net gains on investments	-	-	-	-	(53)	-	(53)	n.m.
Early debt redemption costs	-	-	-	-	18	53	(35)	(66.0%)
Impairment of assets	21	-	21	-	129	167	(38)	(22.8%)
Income taxes for the above reconciling items	(31)	2	(33)	n.m.	(80)	(39)	(41)	n.m.

Non-controlling interest (NCI) for the above reconciling items	-	-	-	-	4	(1)	5	n.m.

Adjusted net earnings (A)	801	748	53	7.1%	2,403	2,203	200	9.1%

Adjusted EPS (A)	$0.88	$0.82	$0.06	7.3%	$2.64	$2.43	$0.21	8.6%

n.m. : not meaningful

(A)

Adjusted EBITDA is a total of segments measure, adjusted net earnings is a non-GAAP financial measure and adjusted EPS is a non-GAAP ratio. Refer to note 3.3, Total of segments measures, note 3.1, Non-GAAP financial measures and note 3.2, Non-GAAP ratios in the Accompanying Notes to this report for more information on these measures.

(B)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

BCE Supplementary Financial Information - Third Quarter 2022 Page 2

BCE

Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	YTD 2022	Q3 22	Q2 22	Q1 22	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21
Operating revenues
Service	15,603	5,193	5,233	5,177	20,350	5,243	5,099	5,040	4,968
Product	2,132	831	628	673	3,099	966	737	658	738
Total operating revenues	17,735	6,024	5,861	5,850	23,449	6,209	5,836	5,698	5,706
Operating costs	(9,973)	(3,436)	(3,271)	(3,266)	(13,556)	(3,779)	(3,278)	(3,222)	(3,277)
Adjusted EBITDA	7,762	2,588	2,590	2,584	9,893	2,430	2,558	2,476	2,429
Adjusted EBITDA margin	43.8%	43.0%	44.2%	44.2%	42.2%	39.1%	43.8%	43.5%	42.6%
Severance, acquisition and other costs	(75)	(22)	(40)	(13)	(209)	(63)	(50)	(7)	(89)
Depreciation	(2,738)	(914)	(933)	(891)	(3,627)	(925)	(902)	(905)	(895)
Amortization	(793)	(267)	(266)	(260)	(982)	(251)	(245)	(248)	(238)
Finance costs
Interest expense	(827)	(298)	(269)	(260)	(1,082)	(275)	(272)	(268)	(267)
Net return (interest) on post-employment benefit plans	38	13	7	18	(20)	(5)	(5)	(5)	(5)
Impairment of assets	(129)	(21)	(106)	(2)	(197)	(30)	-	(164)	(3)
Other (expense) income	(134)	(130)	(97)	93	160	26	35	91	8
Income taxes	(745)	(178)	(232)	(335)	(1,044)	(249)	(306)	(236)	(253)
Net earnings	2,359	771	654	934	2,892	658	813	734	687

Net earnings attributable to:
Common shareholders	2,188	715	596	877	2,709	625	757	685	642
Preferred shareholders	108	39	35	34	131	33	34	32	32
Non-controlling interest	63	17	23	23	52	-	22	17	13
Net earnings	2,359	771	654	934	2,892	658	813	734	687

Net earnings per common share - basic and diluted	$2.40	$0.78	$0.66	$0.96	$2.99	$0.69	$0.83	$0.76	$0.71

Dividends per common share	$2.7600	$0.9200	$0.9200	$0.9200	$3.5000	$0.8750	$0.8750	$0.8750	$0.8750

Weighted average number of common shares outstanding - basic (millions)	911.3	911.9	911.9	910.1	906.3	908.8	906.9	905.0	904.5
Weighted average number of common shares outstanding - diluted (millions)	911.9	912.3	912.8	910.8	906.7	909.6	907.6	905.3	904.5
Number of common shares outstanding (millions)	911.9	911.9	911.9	911.8	909.0	909.0	908.8	905.7	904.6

Adjusted net earnings and adjusted EPS
Net earnings attributable to common shareholders	2,188	715	596	877	2,709	625	757	685	642
Reconciling items:
Severance, acquisition and other costs	75	22	40	13	209	63	50	7	89
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	80	74	81	(75)	(278)	(57)	(61)	(100)	(60)
Net equity losses on investments in associates and joint ventures	42	-	42	-	49	35	-	14	-
Net (gains) losses on investments	(53)	-	(16)	(37)	6	6	-	-	-
Early debt redemption costs	18	-	-	18	53	-	-	-	53
Impairment of assets	129	21	106	2	197	30	-	164	3
Income taxes for the above reconciling items	(80)	(31)	(62)	13	(48)	(9)	2	(18)	(23)
NCI for the above reconciling items	4	-	4	-	(2)	(1)	-	(1)	-
Adjusted net earnings	2,403	801	791	811	2,895	692	748	751	704
Adjusted EPS	$2.64	$0.88	$0.87	$0.89	$3.19	$0.76	$0.82	$0.83	$0.78

BCE Supplementary Financial Information - Third Quarter 2022 Page 3

BCE (1) (2)

Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2022	Q3 2021	$ change	% change	YTD 2022	YTD 2021	$ change	% change

Operating revenues
Bell Wireless	2,466	2,296	170	7.4%	6,922	6,524	398	6.1%
Bell Wireline	3,046	3,015	31	1.0%	9,054	9,099	(45)	(0.5%)
Bell Media	719	719	-	-	2,365	2,187	178	8.1%
Inter-segment eliminations	(207)	(194)	(13)	(6.7%)	(606)	(570)	(36)	(6.3%)
Total	6,024	5,836	188	3.2%	17,735	17,240	495	2.9%

Operating costs
Bell Wireless	(1,377)	(1,286)	(91)	(7.1%)	(3,775)	(3,622)	(153)	(4.2%)
Bell Wireline	(1,729)	(1,682)	(47)	(2.8%)	(5,055)	(5,110)	55	1.1%
Bell Media	(537)	(504)	(33)	(6.5%)	(1,749)	(1,615)	(134)	(8.3%)
Inter-segment eliminations	207	194	13	6.7%	606	570	36	6.3%
Total	(3,436)	(3,278)	(158)	(4.8%)	(9,973)	(9,777)	(196)	(2.0%)

Adjusted EBITDA
Bell Wireless	1,089	1,010	79	7.8%	3,147	2,902	245	8.4%
Margin	44.2%	44.0%		0.2 pts	45.5%	44.5%		1.0 pts
Bell Wireline	1,317	1,333	(16)	(1.2%)	3,999	3,989	10	0.3%
Margin	43.2%	44.2%		(1.0) pts	44.2%	43.8%		0.4 pts
Bell Media	182	215	(33)	(15.3%)	616	572	44	7.7%
Margin	25.3%	29.9%		(4.6) pts	26.0%	26.2%		(0.2) pts
Total	2,588	2,558	30	1.2%	7,762	7,463	299	4.0%
Margin	43.0%	43.8%		(0.8) pts	43.8%	43.3%		0.5 pts

Capital expenditures
Bell Wireless	248	255	7	2.7%	776	847	71	8.4%
Capital intensity (A)(4)	10.1%	11.1%		1.0 pts	11.2%	13.0%		1.8 pts
Bell Wireline	1,038	884	(154)	(17.4%)	2,636	2,471	(165)	(6.7%)
Capital intensity	34.1%	29.3%		(4.8) pts	29.1%	27.2%		(1.9) pts
Bell Media	31	25	(6)	(24.0%)	83	68	(15)	(22.1%)
Capital intensity	4.3%	3.5%		(0.8) pts	3.5%	3.1%		(0.4) pts
Total	1,317	1,164	(153)	(13.1%)	3,495	3,386	(109)	(3.2%)
Capital intensity	21.9%	19.9%		(2.0) pts	19.7%	19.6%		(0.1) pts

(A) Capital intensity is defined as capital expenditures divided by operating revenues.

BCE Supplementary Financial Information - Third Quarter 2022 Page 4

BCE (2)

Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2022	Q3 22	Q2 22	Q1 22	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21

Operating revenues
Bell Wireless	6,922	2,466	2,246	2,210	8,999	2,475	2,296	2,128	2,100
Bell Wireline	9,054	3,046	2,995	3,013	12,178	3,079	3,015	3,003	3,081
Bell Media	2,365	719	821	825	3,036	849	719	755	713
Inter-segment eliminations	(606)	(207)	(201)	(198)	(764)	(194)	(194)	(188)	(188)
Total	17,735	6,024	5,861	5,850	23,449	6,209	5,836	5,698	5,706

Operating costs
Bell Wireless	(3,775)	(1,377)	(1,197)	(1,201)	(5,146)	(1,524)	(1,286)	(1,159)	(1,177)
Bell Wireline	(5,055)	(1,729)	(1,680)	(1,646)	(6,863)	(1,753)	(1,682)	(1,710)	(1,718)
Bell Media	(1,749)	(537)	(595)	(617)	(2,311)	(696)	(504)	(541)	(570)
Inter-segment eliminations	606	207	201	198	764	194	194	188	188
Total	(9,973)	(3,436)	(3,271)	(3,266)	(13,556)	(3,779)	(3,278)	(3,222)	(3,277)

Adjusted EBITDA
Bell Wireless	3,147	1,089	1,049	1,009	3,853	951	1,010	969	923
Margin	45.5%	44.2%	46.7%	45.7%	42.8%	38.4%	44.0%	45.5%	44.0%
Bell Wireline	3,999	1,317	1,315	1,367	5,315	1,326	1,333	1,293	1,363
Margin	44.2%	43.2%	43.9%	45.4%	43.6%	43.1%	44.2%	43.1%	44.2%
Bell Media	616	182	226	208	725	153	215	214	143
Margin	26.0%	25.3%	27.5%	25.2%	23.9%	18.0%	29.9%	28.3%	20.1%
Total	7,762	2,588	2,590	2,584	9,893	2,430	2,558	2,476	2,429
Margin	43.8%	43.0%	44.2%	44.2%	42.2%	39.1%	43.8%	43.5%	42.6%

Capital expenditures
Bell Wireless	776	248	280	248	1,120	273	255	306	286
Capital intensity	11.2%	10.1%	12.5%	11.2%	12.4%	11.0%	11.1%	14.4%	13.6%
Bell Wireline	2,636	1,038	910	688	3,612	1,141	884	880	707
Capital intensity	29.1%	34.1%	30.4%	22.8%	29.7%	37.1%	29.3%	29.3%	22.9%
Bell Media	83	31	29	23	120	52	25	24	19
Capital intensity	3.5%	4.3%	3.5%	2.8%	4.0%	6.1%	3.5%	3.2%	2.7%
Total	3,495	1,317	1,219	959	4,852	1,466	1,164	1,210	1,012
Capital intensity	19.7%	21.9%	20.8%	16.4%	20.7%	23.6%	19.9%	21.2%	17.7%

BCE Supplementary Financial Information - Third Quarter 2022 Page 5

Bell Wireless (1) (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2022	Q3 2021	% change	YTD 2022	YTD 2021	% change
Bell Wireless
Operating revenues
External service revenues	1,759	1,642	7.1%	5,086	4,714	7.9%
Inter-segment service revenues	10	12	(16.7%)	32	34	(5.9%)
Operating service revenues	1,769	1,654	7.0%	5,118	4,748	7.8%
External product revenues	692	642	7.8%	1,797	1,772	1.4%
Inter-segment product revenues	5	-	n.m.	7	4	75.0%
Operating product revenues	697	642	8.6%	1,804	1,776	1.6%
Total external revenues	2,451	2,284	7.3%	6,883	6,486	6.1%
Total operating revenues	2,466	2,296	7.4%	6,922	6,524	6.1%
Operating costs	(1,377)	(1,286)	(7.1%)	(3,775)	(3,622)	(4.2%)
Adjusted EBITDA	1,089	1,010	7.8%	3,147	2,902	8.4%
Adjusted EBITDA margin	44.2%	44.0%	0.2 pts	45.5%	44.5%	1.0 pts

Capital expenditures	248	255	2.7%	776	847	8.4%
Capital intensity	10.1%	11.1%	1.0 pts	11.2%	13.0%	1.8 pts

Mobile phone subscribers(4)
Gross subscriber activations	583,700	470,165	24.1%	1,348,878	1,158,695	16.4%
Postpaid	391,165	336,328	16.3%	888,478	828,038	7.3%
Prepaid	192,535	133,837	43.9%	460,400	330,657	39.2%
Net subscriber activations (losses)	224,343	136,464	64.4%	367,280	185,116	98.4%
Postpaid	167,798	114,821	46.1%	285,225	192,179	48.4%
Prepaid	56,545	21,643	n.m.	82,055	(7,063)	n.m.
Subscribers end of period (EOP)	9,826,465	9,349,459	5.1%	9,826,465	9,349,459	5.1%
Postpaid	8,915,270	8,520,518	4.6%	8,915,270	8,520,518	4.6%
Prepaid	911,195	828,941	9.9%	911,195	828,941	9.9%
Blended average revenue per user (ARPU) ($/month)(A)(4)	60.76	59.47	2.2%	59.44	57.34	3.7%
Blended churn (%) (average per month)(4)	1.24%	1.21%	(0.03) pts	1.15%	1.18%	0.03 pts
Postpaid	0.90%	0.93%	0.03 pts	0.82%	0.88%	0.06 pts
Prepaid	4.58%	4.15%	(0.43) pts	4.53%	4.27%	(0.26) pts
Mobile connected device subscribers(4)
Net subscriber activations	49,044	33,035	48.5%	97,577	154,643	(36.9%)
Subscribers EOP	2,347,371	2,210,796	6.2%	2,347,371	2,210,796	6.2%

n.m. : not meaningful

(A)

Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

BCE Supplementary Financial Information - Third Quarter 2022 Page 6

Bell Wireless - Historical Trend (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2022	Q3 22	Q2 22	Q1 22	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21
Bell Wireless
Operating revenues
External service revenues	5,086	1,759	1,692	1,635	6,355	1,641	1,642	1,569	1,503
Inter-segment service revenues	32	10	11	11	45	11	12	11	11
Operating service revenues	5,118	1,769	1,703	1,646	6,400	1,652	1,654	1,580	1,514
External product revenues	1,797	692	542	563	2,593	821	642	546	584
Inter-segment product revenues	7	5	1	1	6	2	-	2	2
Operating product revenues	1,804	697	543	564	2,599	823	642	548	586
Total external revenues	6,883	2,451	2,234	2,198	8,948	2,462	2,284	2,115	2,087
Total operating revenues	6,922	2,466	2,246	2,210	8,999	2,475	2,296	2,128	2,100
Operating costs	(3,775)	(1,377)	(1,197)	(1,201)	(5,146)	(1,524)	(1,286)	(1,159)	(1,177)
Adjusted EBITDA	3,147	1,089	1,049	1,009	3,853	951	1,010	969	923
Adjusted EBITDA margin	45.5%	44.2%	46.7%	45.7%	42.8%	38.4%	44.0%	45.5%	44.0%

Capital expenditures	776	248	280	248	1,120	273	255	306	286
Capital intensity	11.2%	10.1%	12.5%	11.2%	12.4%	11.0%	11.1%	14.4%	13.6%
Mobile phone subscribers
Gross subscriber activations	1,348,878	583,700	415,270	349,908	1,653,771	495,076	470,165	348,403	340,127
Postpaid	888,478	391,165	266,600	230,713	1,201,659	373,621	336,328	242,720	248,990
Prepaid	460,400	192,535	148,670	119,195	452,112	121,455	133,837	105,683	91,137
Net subscriber activations (losses)	367,280	224,343	110,761	32,176	294,842	109,726	136,464	46,247	2,405
Postpaid	285,225	167,798	83,197	34,230	301,706	109,527	114,821	44,433	32,925
Prepaid	82,055	56,545	27,564	(2,054)	(6,864)	199	21,643	1,814	(30,520)
Subscribers EOP	9,826,465	9,826,465	9,602,122	9,491,361	9,459,185	9,459,185	9,349,459	9,212,995	9,166,748
Postpaid	8,915,270	8,915,270	8,747,472	8,664,275	8,630,045	8,630,045	8,520,518	8,405,697	8,361,264
Prepaid	911,195	911,195	854,650	827,086	829,140	829,140	828,941	807,298	805,484
Blended ARPU ($/month)	59.44	60.76	59.54	57.98	57.66	58.61	59.47	57.36	55.17
Blended churn (%) (average per month)	1.15%	1.24%	1.07%	1.12%	1.23%	1.37%	1.21%	1.10%	1.23%
Postpaid	0.82%	0.90%	0.75%	0.79%	0.93%	1.08%	0.93%	0.83%	0.89%
Prepaid	4.53%	4.58%	4.41%	4.61%	4.31%	4.42%	4.15%	3.98%	4.68%
Mobile connected device subscribers
Net subscriber activations (losses)	97,577	49,044	(344)	48,877	193,641	38,998	33,035	47,449	74,159
Subscribers EOP	2,347,371	2,347,371	2,298,327	2,298,671	2,249,794	2,249,794	2,210,796	2,177,761	2,130,312

BCE Supplementary Financial Information - Third Quarter 2022 Page 7

Bell Wireline (1) (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2022	Q3 2021	% change	YTD 2022	YTD 2021	% change
Bell Wireline
Operating revenues
Data	1,987	1,976	0.6%	5,914	5,885	0.5%
Voice	739	778	(5.0%)	2,266	2,375	(4.6%)
Other services	77	73	5.5%	232	214	8.4%
External service revenues	2,803	2,827	(0.8%)	8,412	8,474	(0.7%)
Inter-segment service revenues	104	93	11.8%	307	264	16.3%
Operating service revenues	2,907	2,920	(0.4%)	8,719	8,738	(0.2%)
Data	130	86	51.2%	302	331	(8.8%)
Equipment and other	9	9	-	33	30	10.0%
External product revenues	139	95	46.3%	335	361	(7.2%)
Inter-segment product revenues	-	-	-	-	-	-
Operating product revenues	139	95	46.3%	335	361	(7.2%)
Total external revenues	2,942	2,922	0.7%	8,747	8,835	(1.0%)
Total operating revenues	3,046	3,015	1.0%	9,054	9,099	(0.5%)
Operating costs	(1,729)	(1,682)	(2.8%)	(5,055)	(5,110)	1.1%
Adjusted EBITDA	1,317	1,333	(1.2%)	3,999	3,989	0.3%
Adjusted EBITDA margin	43.2%	44.2%	(1.0) pts	44.2%	43.8%	0.4 pts

Capital expenditures	1,038	884	(17.4%)	2,636	2,471	(6.7%)
Capital intensity	34.1%	29.3%	(4.8) pts	29.1%	27.2%	(1.9) pts
Retail high-speed Internet subscribers(4)
Retail net subscriber activations	89,652	65,779	36.3%	138,296	104,667	32.1%
Retail subscribers EOP(A)	4,067,039	3,814,035	6.6%	4,067,039	3,814,035	6.6%
Retail TV subscribers(4)
Retail net subscriber activations (losses)	10,853	10,521	3.2%	(9,035)	(3,519)	n.m.
Internet protocol television (IPTV)	38,093	31,641	20.4%	54,191	46,877	15.6%
Satellite	(27,240)	(21,120)	(29.0%)	(63,226)	(50,396)	(25.5%)
Total retail subscribers EOP(A)	2,735,000	2,728,961	0.2%	2,735,000	2,728,961	0.2%
IPTV(A)	1,945,657	1,853,250	5.0%	1,945,657	1,853,250	5.0%
Satellite	789,343	875,711	(9.9%)	789,343	875,711	(9.9%)
Retail residential network access services (NAS)(4)
Retail residential NAS lines net losses	(42,853)	(42,755)	(0.2%)	(137,910)	(145,116)	5.0%
Retail residential NAS lines(A)	2,164,151	2,338,816	(7.5%)	2,164,151	2,338,816	(7.5%)

n.m. : not meaningful

(A)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

BCE Supplementary Financial Information - Third Quarter 2022 Page 8

Bell Wireline - Historical Trend (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2022	Q3 22	Q2 22	Q1 22	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21
Bell Wireline
Operating revenues
Data	5,914	1,987	1,974	1,953	7,871	1,986	1,976	1,944	1,965
Voice	2,266	739	756	771	3,154	779	778	794	803
Other services	232	77	78	77	289	75	73	67	74
External service revenues	8,412	2,803	2,808	2,801	11,314	2,840	2,827	2,805	2,842
Inter-segment service revenues	307	104	101	102	358	94	93	86	85
Operating service revenues	8,719	2,907	2,909	2,903	11,672	2,934	2,920	2,891	2,927
Data	302	130	73	99	463	132	86	101	144
Equipment and other	33	9	13	11	43	13	9	11	10
External product revenues	335	139	86	110	506	145	95	112	154
Inter-segment product revenues	-	-	-	-	-	-	-	-	-
Operating product revenues	335	139	86	110	506	145	95	112	154
Total external revenues	8,747	2,942	2,894	2,911	11,820	2,985	2,922	2,917	2,996
Total operating revenues	9,054	3,046	2,995	3,013	12,178	3,079	3,015	3,003	3,081
Operating costs	(5,055)	(1,729)	(1,680)	(1,646)	(6,863)	(1,753)	(1,682)	(1,710)	(1,718)
Adjusted EBITDA	3,999	1,317	1,315	1,367	5,315	1,326	1,333	1,293	1,363
Adjusted EBITDA margin	44.2%	43.2%	43.9%	45.4%	43.6%	43.1%	44.2%	43.1%	44.2%

Capital expenditures	2,636	1,038	910	688	3,612	1,141	884	880	707
Capital intensity	29.1%	34.1%	30.4%	22.8%	29.7%	37.1%	29.3%	29.3%	22.9%
Retail high-speed Internet subscribers
Retail net subscriber activations	138,296	89,652	22,620	26,024	152,285	47,618	65,779	17,680	21,208
Retail subscribers EOP(A)	4,067,039	4,067,039	3,977,387	3,954,767	3,861,653	3,861,653	3,814,035	3,748,256	3,730,576
Retail TV subscribers
Retail net subscriber (losses) activations	(9,035)	10,853	(11,527)	(8,361)	2,530	6,049	10,521	(4,928)	(9,112)
IPTV	54,191	38,093	3,838	12,260	76,068	29,191	31,641	4,540	10,696
Satellite	(63,226)	(27,240)	(15,365)	(20,621)	(73,538)	(23,142)	(21,120)	(9,468)	(19,808)
Total retail subscribers EOP(A)	2,735,000	2,735,000	2,724,147	2,735,674	2,735,010	2,735,010	2,728,961	2,718,440	2,723,368
IPTV(A)	1,945,657	1,945,657	1,907,564	1,903,726	1,882,441	1,882,441	1,853,250	1,821,609	1,817,069
Satellite	789,343	789,343	816,583	831,948	852,569	852,569	875,711	896,831	906,299
Retail residential NAS
Retail residential NAS lines net losses	(137,910)	(42,853)	(52,712)	(42,345)	(185,327)	(40,211)	(42,755)	(51,292)	(51,069)
Retail residential NAS lines(A)	2,164,151	2,164,151	2,207,004	2,259,716	2,298,605	2,298,605	2,338,816	2,381,571	2,432,863

(A)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

BCE Supplementary Financial Information - Third Quarter 2022 Page 9

BCE

Net debt and other information (2)

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
						September 30	June 30	March 31	December 31
						2022	2022	2022	2021

Long-term debt						26,767	27,007	26,877	27,048
Debt due within one year						4,686	3,309	3,082	2,625
50% of preferred shares						1,943	1,943	1,943	2,002
Cash						(583)	(596)	(178)	(289)
Cash equivalents						(150)	-	-	-
Net debt (A)						32,663	31,663	31,724	31,386

Net debt leverage ratio (A)						3.20	3.12	3.16	3.17
Adjusted EBITDA /adjusted net interest expense ratio (A)						8.90	9.01	8.94	8.77

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)		Q3	Q3			YTD	YTD
		2022	2021	$ change	% change	2022	2021	$ change	% change
Free cash flow (FCF) (A)
Cash flows from operating activities		1,996	1,774	222	12.5%	6,309	6,265	44	0.7%
Capital expenditures		(1,317)	(1,164)	(153)	(13.1%)	(3,495)	(3,386)	(109)	(3.2%)
Cash dividends paid on preferred shares		(27)	(31)	4	12.9%	(94)	(93)	(1)	(1.1%)
Cash dividends paid by subsidiaries to non-controlling interest		(11)	(13)	2	15.4%	(36)	(41)	5	12.2%
Acquisition and other costs paid		1	-	1	n.m.	7	6	1	16.7%
FCF		642	566	76	13.4%	2,691	2,751	(60)	(2.2%)

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1
	2022	2022	2022	2022	2021	2021	2021	2021	2021
FCF
Cash flows from operating activities	6,309	1,996	2,597	1,716	8,008	1,743	1,774	2,499	1,992
Capital expenditures	(3,495)	(1,317)	(1,219)	(959)	(4,852)	(1,466)	(1,164)	(1,210)	(1,012)
Cash dividends paid on preferred shares	(94)	(27)	(34)	(33)	(125)	(32)	(31)	(31)	(31)
Cash dividends paid by subsidiaries to non-controlling interest	(36)	(11)	(14)	(11)	(86)	(45)	(13)	(15)	(13)
Acquisition and other costs paid	7	1	3	3	35	29	-	2	4
FCF	2,691	642	1,333	716	2,980	229	566	1,245	940

n.m. : not meaningful

(A)

Net debt and free cash flow are non-GAAP financial measures and net debt leverage ratio and adjusted EBITDA to adjusted net interest expense ratio are capital management measures. Refer to note 3.1, Non-GAAP financial measures and note 3.4, Capital management measures in the Accompanying Notes to this report for more information on these measures.

BCE Supplementary Financial Information - Third Quarter 2022 Page 10

BCE

Consolidated Statements of Financial Position (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	September 30 2022	June 30 2022	March 31 2022	December 31 2021
ASSETS
Current assets
Cash	583	596	178	289
Cash equivalents	150	-	-	-
Trade and other receivables	3,819	3,584	3,549	3,949
Inventory	627	565	567	482
Contract assets	383	373	386	414
Contract costs	613	594	564	507
Prepaid expenses	295	364	375	254
Other current assets	367	226	197	253
Assets held for sale	-	-	-	50
Total current assets	6,837	6,302	5,816	6,198
Non-current assets
Contract assets	247	237	247	251
Contract costs	431	366	365	387
Property, plant and equipment	28,473	28,157	28,108	28,235
Intangible assets	16,163	15,950	15,825	15,570
Deferred tax assets	98	107	108	105
Investments in associates and joint ventures	615	633	654	668
Post-employment benefit assets	3,678	4,247	4,110	3,472
Other non-current assets	1,318	1,307	1,378	1,306
Goodwill	10,700	10,724	10,724	10,572
Total non-current assets	61,723	61,728	61,519	60,566
Total assets	68,560	68,030	67,335	66,764
LIABILITIES
Current liabilities
Trade payables and other liabilities	4,602	4,248	3,841	4,455
Contract liabilities	801	785	838	799
Interest payable	194	253	162	247
Dividends payable	867	855	854	811
Current tax liabilities	263	299	189	141
Debt due within one year	4,686	3,309	3,082	2,625
Liabilities held for sale	-	-	-	35
Total current liabilities	11,413	9,749	8,966	9,113
Non-current liabilities
Contract liabilities	227	239	244	246
Long-term debt	26,767	27,007	26,877	27,048
Deferred tax liabilities	4,915	5,120	5,065	4,679
Post-employment benefit obligations	1,293	1,266	1,464	1,734
Other non-current liabilities	964	884	934	1,003
Total non-current liabilities	34,166	34,516	34,584	34,710
Total liabilities	45,579	44,265	43,550	43,823
EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,885	3,885	3,885	4,003
Common shares	20,838	20,837	20,830	20,662
Contributed surplus	1,162	1,151	1,137	1,157
Accumulated other comprehensive income	10	273	355	213
Deficit	(3,254)	(2,709)	(2,740)	(3,400)
Total equity attributable to BCE shareholders	22,641	23,437	23,467	22,635
Non-controlling interest	340	328	318	306
Total equity	22,981	23,765	23,785	22,941
Total liabilities and equity	68,560	68,030	67,335	66,764
Number of common shares outstanding (millions)	911.9	911.9	911.8	909.0

BCE Supplementary Financial Information - Third Quarter 2022 Page 11

BCE

Consolidated Cash Flow Data (2)

	Q3	Q3		YTD	YTD
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	2022	2021	$ change	2022	2021	$ change

Net earnings	771	813	(42)	2,359	2,234	125

Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	22	50	(28)	75	146	(71)
Depreciation and amortization	1,181	1,147	34	3,531	3,433	98
Post-employment benefit plans cost	48	70	(22)	151	217	(66)
Net interest expense	282	268	14	805	794	11
Impairment of assets	21	-	21	129	167	(38)
Gains on investments	-	-	-	(53)	-	(53)
Income taxes	178	306	(128)	745	795	(50)
Contributions to post-employment benefit plans	(14)	(64)	50	(128)	(213)	85
Payments under other post-employment benefit plans	(17)	(16)	(1)	(47)	(47)	-
Severance and other costs paid	(44)	(31)	(13)	(102)	(153)	51
Interest paid	(385)	(352)	(33)	(954)	(888)	(66)
Income taxes paid (net of refunds)	(150)	(407)	257	(409)	(611)	202
Acquisition and other costs paid	(1)	-	(1)	(7)	(6)	(1)
Change in contract assets	(20)	53	(73)	35	299	(264)
Change in wireless device financing plan receivables	(6)	(92)	86	121	(244)	365
Net change in operating assets and liabilities	130	29	101	58	342	(284)
Cash flows from operating activities	1,996	1,774	222	6,309	6,265	44
Capital expenditures	(1,317)	(1,164)	(153)	(3,495)	(3,386)	(109)
Cash dividends paid on preferred shares	(27)	(31)	4	(94)	(93)	(1)
Cash dividends paid by subsidiaries to non-controlling interest	(11)	(13)	2	(36)	(41)	5
Acquisition and other costs paid	1	-	1	7	6	1
Free cash flow	642	566	76	2,691	2,751	(60)
Business acquisitions	(3)	(1)	(2)	(142)	(12)	(130)
Business dispositions	(1)	-	(1)	53	-	53
Acquisition and other costs paid	(1)	-	(1)	(7)	(6)	(1)
Spectrum licences	(3)	(418)	415	(3)	(418)	415
Other investing activities	(8)	(11)	3	9	(49)	58
(Decrease) increase in notes payable	(34)	(322)	288	622	(368)	990
Increase (decrease) in securitized receivables	700	(7)	707	700	(20)	720
Issue of long-term debt	-	1,570	(1,570)	945	4,985	(4,040)
Repayment of long-term debt	(270)	(249)	(21)	(1,773)	(2,516)	743
Issue of common shares	1	172	(171)	169	245	(76)
Purchase of shares for settlement of share-based payments	(49)	(83)	34	(206)	(245)	39
Repurchase of preferred shares	-	-	-	(115)	-	(115)
Cash dividends paid on common shares	(839)	(793)	(46)	(2,473)	(2,337)	(136)
Other financing activities	2	(14)	16	(26)	22	(48)
	(505)	(156)	(349)	(2,247)	(719)	(1,528)
Net (decrease) increase in cash	(13)	329	(342)	294	1,951	(1,657)
Cash at beginning of period	596	1,846	(1,250)	289	224	65
Cash at end of period	583	2,175	(1,592)	583	2,175	(1,592)
Net increase in cash equivalents	150	81	69	150	81	69
Cash equivalents at beginning of period	-	-	-	-	-	-
Cash equivalents at end of period	150	81	69	150	81	69

BCE Supplementary Financial Information - Third Quarter 2022 Page 12

BCE

Consolidated Cash Flow Data - Historical Trend (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2022	Q3 22	Q2 22	Q1 22	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21

Net earnings	2,359	771	654	934	2,892	658	813	734	687
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	75	22	40	13	209	63	50	7	89
Depreciation and amortization	3,531	1,181	1,199	1,151	4,609	1,176	1,147	1,153	1,133
Post-employment benefit plans cost	151	48	52	51	286	69	70	68	79
Net interest expense	805	282	265	258	1,063	269	268	263	263
Impairment of assets	129	21	106	2	197	30	-	164	3
(Gains) losses on investments	(53)	-	(16)	(37)	6	6	-	-	-
Income taxes	745	178	232	335	1,044	249	306	236	253
Contributions to post-employment benefit plans	(128)	(14)	(35)	(79)	(282)	(69)	(64)	(70)	(79)
Payments under other post-employment benefit plans	(47)	(17)	(15)	(15)	(65)	(18)	(16)	(16)	(15)
Severance and other costs paid	(102)	(44)	(30)	(28)	(208)	(55)	(31)	(79)	(43)
Interest paid	(954)	(385)	(196)	(373)	(1,080)	(192)	(352)	(230)	(306)
Income taxes paid (net of refunds)	(409)	(150)	(143)	(116)	(913)	(302)	(407)	(95)	(109)
Acquisition and other costs paid	(7)	(1)	(3)	(3)	(35)	(29)	-	(2)	(4)
Change in contract assets	35	(20)	23	32	278	(21)	53	102	144
Change in wireless device financing plan receivables	121	(6)	68	59	(365)	(121)	(92)	(61)	(91)
Net change in operating assets and liabilities	58	130	396	(468)	372	30	29	325	(12)
Cash flows from operating activities	6,309	1,996	2,597	1,716	8,008	1,743	1,774	2,499	1,992
Capital expenditures	(3,495)	(1,317)	(1,219)	(959)	(4,852)	(1,466)	(1,164)	(1,210)	(1,012)
Cash dividends paid on preferred shares	(94)	(27)	(34)	(33)	(125)	(32)	(31)	(31)	(31)
Cash dividends paid by subsidiaries to non-controlling interest	(36)	(11)	(14)	(11)	(86)	(45)	(13)	(15)	(13)
Acquisition and other costs paid	7	1	3	3	35	29	-	2	4
Free cash flow	2,691	642	1,333	716	2,980	229	566	1,245	940
Business acquisitions	(142)	(3)	-	(139)	(12)	-	(1)	(11)	-
Business dispositions	53	(1)	2	52	-	-	-	-	-
Acquisition and other costs paid	(7)	(1)	(3)	(3)	(35)	(29)	-	(2)	(4)
Spectrum licences	(3)	(3)	-	-	(2,082)	(1,664)	(418)	-	-
Other investing activities	9	(8)	27	(10)	(72)	(23)	(11)	(17)	(21)
Increase (decrease) in notes payable	622	(34)	187	469	351	719	(322)	311	(357)
Increase (decrease) in securitized receivables	700	700	-	-	(150)	(130)	(7)	-	(13)
Issue of long-term debt	945	-	-	945	4,985	-	1,570	500	2,915
Repayment of long-term debt	(1,773)	(270)	(245)	(1,258)	(2,751)	(235)	(249)	(2,041)	(226)
Issue of common shares	169	1	7	161	261	16	172	63	10
Purchase of shares for settlement of share-based payments	(206)	(49)	(51)	(106)	(297)	(52)	(83)	(71)	(91)
Repurchase of preferred shares	(115)	-	-	(115)	-	-	-	-	-
Cash dividends paid on common shares	(2,473)	(839)	(839)	(795)	(3,132)	(795)	(793)	(791)	(753)
Other financing activities	(26)	2	-	(28)	19	(3)	(14)	(44)	80
	(2,247)	(505)	(915)	(827)	(2,915)	(2,196)	(156)	(2,103)	1,540
Net increase (decrease) in cash	294	(13)	418	(111)	65	(1,886)	329	(158)	1,780
Cash at beginning of period	289	596	178	289	224	2,175	1,846	2,004	224
Cash at end of period	583	583	596	178	289	289	2,175	1,846	2,004
Net increase (decrease) in cash equivalents	150	150	-	-	-	(81)	81	(700)	700
Cash equivalents at beginning of period	-	-	-	-	-	81	-	700	-
Cash equivalents at end of period	150	150	-	-	-	-	81	-	700

BCE Supplementary Financial Information - Third Quarter 2022 Page 13

Accompanying Notes

(1)

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

Throughout this report, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

(2)

In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.

In Q2 2022, we applied this agenda decision retrospectively, to each prior period presented, the impact of which was limited to the classification of funding of $97 million received in Q1 2021 under a subsidy agreement with the Government of Québec. For further details, see Note 2, Basis of presentation and significant accounting policies in the Q3 2022 consolidated interim financial statements.

(3)	Non-GAAP and other financial measures

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;
●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this report to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this report if the supplementary financial measures’ labelling is not sufficiently descriptive.

(3.1)	Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

BCE Supplementary Financial Information - Third Quarter 2022 Page 14

Below are descriptions of the non-GAAP financial measures that we use in this report to explain our results. Except for adjusted net interest expense, for which a reconciliation is provided below, reconciliations to the most directly comparable IFRS financial measures on a consolidated basis are set out earlier in this report.

Adjusted net earnings

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders. Refer to pages 2 and 3 of this report for a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

Adjusted net interest expense

The term adjusted net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements.

We use adjusted net interest expense as a component in the calculation of the adjusted EBITDA to adjusted net interest expense ratio, which is a capital management measure. For further details on the adjusted EBITDA to adjusted net interest expense ratio, see note 3.4, Capital management measures below. We use and believe that certain investors and analysts use the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

The most directly comparable IFRS financial measure is net interest expense. The following table is a reconciliation of net interest expense to adjusted net interest expense on a consolidated basis.

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	Q3 2022	Q3 2021
Net interest expense (nine months ended September 30, 2022 and 2021, respectively)	805	794

Net interest expense (year ended December 31, 2021 and 2020, respectively)	1,063	1,087

Net interest expense (nine months ended September 30, 2021 and 2020, respectively)	(794)	(818)
12-month trailing net interest expense (ended September 30, 2022 and 2021, respectively)	1,074	1,063
50% of net earnings attributable to preferred shareholders (nine months ended September 30, 2022 and 2021, respectively)	54	49
50% of net earnings attributable to preferred shareholders (year ended December 31, 2021 and 2020, respectively)	66	68
50% of net earnings attributable to preferred shareholders (nine months ended September 30, 2021 and 2020, respectively)	(49)	(52)
50% of 12-month trailing net earnings attributable to preferred shareholders (ended September 30, 2022 and 2021, respectively)	71	65
Adjusted net interest expense for the twelve months ended September 30, 2022 and 2021, respectively	1,145	1,128

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities. Refer to pages 10, 12 and 13 of this report for a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

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Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. Refer to page 10 of this report for a reconciliation of long-term debt to net debt on a consolidated basis.

(3.2)	Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS

The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see note 3.1 – Non-GAAP financial measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

(3.3)	Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Adjusted EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

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	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Net earnings	771	813	2,359	2,234

Severance, acquisition and other costs	22	50	75	146

Depreciation	914	902	2,738	2,702

Amortization	267	245	793	731

Finance costs

Interest expense	298	272	827	807

Net (return) interest on post-employment benefit plans	(13)	5	(38)	15

Impairment of assets	21	-	129	167

Other expense (income)	130	(35)	134	(134)

Income taxes	178	306	745	795
Adjusted EBITDA	2,588	2,558	7,762	7,463

(3.4)	Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

Adjusted EBITDA to adjusted net interest expense ratio

The adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Adjusted net interest expense used in the calculation of the adjusted EBITDA to adjusted net interest expense ratio is a non-GAAP financial measure defined as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements. For further details on adjusted net interest expense, see note 3.1, Non-GAAP financial measures above.

We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

Net debt leverage ratio

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see note 3.1, Non-GAAP financial measures above. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

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(3.5)	Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this report if the supplementary financial measures’ labelling is not sufficiently descriptive.

(4)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

Capital intensity is defined as capital expenditures divided by operating revenues.

Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and Internet of Things) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

●	Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
●	Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

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